EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
	2007	2006	2005	2004	2003
	(In thousands dollars except ratio data)

Shares at the end of period	56,933,137	56,963,137	56,963,137	56,963,137	56,963,137
Yearly weighted average shares	56,962,233	56,963,137	56,963,137	56,963,137	56,963,137
Net Loss from continuing operations	(28,349)	(40,945)	(23,871)	(109,362)	(126,551)
Net (Loss) Income from discontinued operations	(38,563)	111,362	199,363	9,470	41,931
Net (Loss) Income for the year Attributable to Stockholders’ of Grupo TMM, S.A.B.	(67,072)	69.908	171,304	(102,547)	(86,662)
Loss per share from continuing operations	(0.498)	(0.719)	(0.419)	(1.920)	(2.222)
(Loss) Earnings per share from discontinued operations	(0.677)	1.955	3.500	0.166	0.736
(Loss) Earnings per share Attributable to Stockholders’ of Grupo TMM, S.A.B.	(1.177)	1.227	3.007	(1.800)	(1.521)

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